1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2012
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date April 2, 2012	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Important Note: The following is an English translation of the Chinese version of the Detailed Implementation Rules for the Audit Committee under the Board of Directors of Aluminum Corporation of China Limited (). In case of any discrepancies or inconsistencies, the Chinese version shall always prevail.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

ALUMINUM CORPORATION OF CHINA LIMITED
DETAILED IMPLEMENTATION RULES FOR THE AUDIT
COMMITTEE UNDER THE BOARD OF DIRECTORS

CHAPTER I GENERAL PROVISIONS

Article 1

These Rules are hereby formulated in accordance with the Company Law of the People's Republic of China (hereinafter referred to as the "Company Law""), Code of Corporate Governance for Listed Companies in China, Rules of Shanghai Stock Exchange on Listing Stocks, Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited and other regulatory rules of the place where the Company's stock is listed inside and outside China, as well as the Articles of Association of Aluminum Corporation of China Limited and other relative provisions (hereinafter referred to as the "Articles of Association"), with the purpose of strengthening the corporate governance structure of Aluminum Corporation of China Limited (hereinafter referred to as the "Company"), ensuring the effective supervision of the Board of Directors on the Management and standardizing the working procedures of the Audit Committee under the Board of Directors.

Article 2

The Audit Committee is a special operating mechanism set up by the Board of Directors; it shall be accountable to the Board of Directors and mainly responsible for providing advices and putting forward suggestions for relevant decisions made by the Board of Directors and reporting to the Board of Directors.

Article 3

The main responsibilities and discussion procedures of the Audit Committee include proposing to engage or replace the Certified Public Accountants, supervising the Company's internal audit and its implementation, being responsible for the communication between the internal audit and external audit, auditing the Company's financial information and its disclosure, reviewing the Company's financial control, internal control and risk management systems, studying on the Company's other relevant professional matters, and putting forward suggestions for the decisions of the Board of Directors for reference.

CHAPTER II COMMITTEE MEMBERS

Article 4

The Audit Committee is composed entirely of independent non-executive directors, and meets the independence and qualifications required by the stock exchanges and regulatory bodies of the place where the Company's stock is listed. The Audit Committee is composed of three or more members, of which, there is at least one personnel with accounting or financial management experience required in the Listing Rules. Independent non-executive directors shall not be elected by the Company's management; the Company's management shall not serve as independent non-executive directors of the Company. The former partner of the Company's current external audit institution shall not be served as the member of Audit Committee within one year after the date when he or she is dismissed or is no longer to enjoy the financial interests of the current external audit institution (whichever is later).

Article 5

The members of the Audit Committee shall be appointed by the Company's Board of Directors. The Audit Committee has one Director, who shall be appointed by the Board of Directors. The terms of office for the members of the Audit Committee shall be three years. At the expiration of their terms, the members of Audit Committee may continue to serve as such if reelected, but they may not serve more than six years in succession.

Article 6

The members of Audit Committee may obtain the director's emoluments and the dedicated member allowance provided to the members of Audit Committee, while may not accept the Company's compensation for advisers, consultants or others. The Company shall sign a written document about the remuneration with the Audit Committee and obtain the approval from the Board of Directors; there is no special remuneration when any member is dismissed.

CHAPTER III OPERATING MECHANISM OF THE AUDIT COMMITTEE

Article 7

The Company's Audit Department is a special operating mechanism of the Audit Committee; it is mainly responsible for providing daily liaison and meeting organization services to the Audit Committee and reporting to the Audit Committee.

Article 8	The main tasks of the operating mechanism include:

(1)

to constantly provide, remind and ensure that the members understand the regulations, policies and requirements related to the Company's operation of the domestic and foreign regulatory agencies; to assist the members to effectively implement the domestic and foreign laws, regulations, Articles of Association and other relevant regulations when exercising their powers;

(2)

to be responsible for organizing and preparing the documents of the Audit Committee, make the meeting records, ensure that the meeting decisions are in line with statutory procedures, and master the implementation of the resolutions of the Audit Commission;

(3)	to be responsible for organizing and coordinating the information disclosure and enhance the corporate transparency;

(4)	to deal with the relationship with the intermediaries, regulators and the Company's management.

CHAPTER IV POWERS OF THE AUDIT COMMITTEE

Article 9

In addition to the powers endowed to the directors in accordance with the Company Law and other relevant laws, administrative regulations and Articles of Association, the Audit Committee may exercise its powers in accordance with the Articles of Association and these Rules with the authorization of the Company's Board of Directors, not enjoy other special rights and have no right to replace the powers of the Board of Directors.

Article 10

The Audit Committee has the right to review the businesses carried out by the Company and its subsidiaries and the associated businesses carried out by the affiliated companies, or authorize the Company's internal audit agency to conduct the audit work.

Article 11

The Audit Committee has the right to investigate on the audited units (including the departments of the Company, the same below) and ask for proofing materials; the audited units and personnel shall fully make assistance and cooperation, provide accurate information and materials, and shall not refuse, tamper with, conceal, transfer or provide the false information.

Article 12	Audit Committee may independently engage external auditors and consultants and carry out audit and consulting for the specific matters of the Company at the expense of the Company.

Article 13	The Audit Committee has the right to deal with relevant suggestions for matters concerning the accounting, internal control or auditing.

Article 14

The Audit Committee shall establish the procedures for receiving, retaining or handling relevant matters concerning the concerning the accounting, internal control or auditing acquainted by the Company, and the confidential and anonymous complaints procedures for dealing with the objections proposed by the employees against the questionable financial or auditing matters, and shall have the right to accept such complaints.

Article 15

The Company's engagement of an accounting firm for providing the auditing and non-auditing services shall be approved by the Audit Committee in advance. The fees and terms of the auditing and non-auditing services provided by the accounting firm must be approved by the Audit Committee. The Audit Committee shall be responsible for supervising the services provided by the accounting firm, including the solving of financial reporting disputes between the accounting firm and the Company.

Article 16	The Company shall provide adequate resources and expenses to support the Audit Committee for fulfilling its duties.

Article 17	Other powers endowed by the Board of Directors. The Audit Committee shall make its terms of reference public and explain its role and powers delegated by the Board of Directors.

CHAPTER V RESPONSIBILITIES OF THE AUDIT COMMITTEE

Reporting System

Article 18

The Audit Committee shall report to the Board of Directors, independently or jointly review the Company's financial report with the Board of Directors, review the Company's compliance with the legal and regulatory requirements, review the independence and working quality of the accounting firm engaged by the Company and the performance of duties of the internal audit department, and give appropriate opinions and suggestions to the Board of Directors.

Article 19	The Audit Committee shall report the working situation of last year to the Board of Directors at the first regular meeting of the Board of Directors of each year.

Article 20

The Director of the Audit Committee must attend the Annual General Meeting at the invitation of the Chairman of the Board of Directors and answer the shareholders' questions. In case the Director of the Audit Committee is absent, he or she may appoint another member or the authorized representative to attend the meeting on behalf of him or her and answer the questions raised by the shareholders.

Article 21

The Audit Committee shall report to the Board of Decisions or suggestions made by the Audit Committee to the Board of Directors, unless there is any circumstance that such report is limited by law or regulatory restrictions;

Financial Report

Article 22

Supervising the Company's financial statements and periodic financial reports and reviewing the reports and significant opinions stipulated in the financial report. The Audit Committee shall jointly review the following matters with the persons who are responsible for the Company's management and internal audit department before submitting relevant statements and periodic financial reports to the Board of Directors:

(1)

the integrity, authenticity and accuracy of the Company's statements and periodic financial reports, as well as the significant judgment on relevant financial matters stipulated in the statements and reports;

(2)

the rightness of the accounting policies adopted by the Company and whether the accounting policies are in line with the current guidelines for the application, relevant laws and regulations of the place where the Company's stock is listed and the securities transaction management organizations;

(3)

whether the Chairman of Board of Directors and the report of Board of Directors have fairly reflected the Company's performance; whether they are consistent with the situation reflected in the financial report;

(4)	the assumption that the Company's operation is continuous and any qualified opinion;

(5)

the consistency of the financial reports submitted. the consistency between the financial report reviews and the reports submitted to the tax authorities or other regulatory bodies; the consistency with the stock exchange rules of the place where the Company's stock is listed and the regulations of relevant governmental regulatory agencies; reviewing relevant processes used by the management to ensure the consistency of the analysis information, announcement information and financial reporting information;

(6)

whether relevant items have been fully disclosed in the financial report; whether the disclosed information may make the users of the financial report fairly understand the nature of the transactions reported; whether all material connected transactions required to be disclosed have been disclosed in the announcement information; whether all connected transactions have been reviewed by the Audit Committee;

(7)	the report "Discussion and Analysis made by the Management on the Financial Condition and Operation Results";

(8)	any changes in the policies and practices of meetings;

(9)	all significant audit adjustments and unadjusted audit differences that are in dispute;

(10)	all fields needed to make important judgments;

(11)	whether the Listing Rules of the place where the Company's stock is listed and other legal requirements about the financial reporting have been complied with.

Article 23	Discussing the Company's performance announcement and providing the financial information and performance description to the analysts and evaluation institutions.

Article 24

The Audit Committee must separately hold a meeting with the accounting firm engaged by the Company at least once annually; the Audit Committee shall take any significant or unusual items reflected in the financial report and account into consideration and must give due consideration to the matters proposed by the accountant firm engaged by the Company, the internal audit or financial institutions.

Article 25	Reviewing the Group's financial and accounting policies, accounting practices and internal control, as well as any changes and the compliance with the accounting standards.

Article 26

The Audit Committee shall periodically obtain the latest information about the laws and regulations that have important impact on the Company's financial reports or policies followed from the Company's management and legal advisors, as well as the latest accounting knowledge related to the financial policies.

Internal Control and Risk Management

Article 27

The Audit Committee shall study the laws, regulations, regulatory rules and policies that may have a significant impact on the Company's corporate governance, internal control and financial reporting, as well as other reports announced to the public and shall review the compliance between the Company's relevant items and relevant rules.

Article 28

The Audit Committee shall understand relevant policies related to the risk assessment and risk management from the Management and discuss on the appropriateness of such policies with the Management, evaluate the Company's existing and potential risks, review the risk control measures taken by the Management and their effectiveness, and make recommendations to improving the risk management.

Article 29

The Audit Committee shall review and supervise the effective operation of the Company's internal control and risk management system, listen to the report on the Company's internal control mechanism, and put forward advices and suggestions. The Audit Committee shall discuss about the internal control system with the Company's Management, ensure that the Management has established effective internal control system; the contents of discussion include the Company's resources in terms of the accounting and financial reporting functions, whether the employees' qualifications and experiences are enough, and whether the training courses and relevant budget received by the employees are sufficient. The Audit Committee shall supervise the effective implementation of the internal control and the self-assessment on internal control, and coordinate with the internal control & auditing and other related matters.

Article 30

The Audit Committee shall study on the important investigation results of the internal control matters and the Management's response to the investigation results actively or with the delegation of the Board of Directors.

Article 31

The Audit Committee shall review the Company's compliance with the laws and regulations, the effectiveness of the internal control system, the investigation and follow-up results of any fraud and violation behaviors obtained by the Management; review the relevant policies concerning anti-fraud and prosecution formulated by the Management and their implementation; review the matters found in any inspection made by the external regulatory bodies.

Article 32	The Audit Committee shall study and review whether the Company's internal control system is complete and make annual evaluation accordingly.

Article 33

The Audit Committee shall confirm the related parties of the Company, report to the Board of Directors and Board of Supervisors, and timely announce the confirmed related parties to the Company and related personnel.

Article 34

The Audit Committee shall make preliminary review of the connected transactions approved by the Board of Directors, submit the transactions to the Board of Directors for deliberation, and review and approve the connected transactions or accept the filing of connected transactions within the scope of authorization made by the Board of Directors. The Audit Committee shall supervise the legitimacy of the Company's competition within the industry and the connected transactions.

Internal Audit

Article 35

The Audit Committee shall urge the Company to develop the internal audit in accordance with relevant legal provisions and the principle of independence, including establishing the independent internal audit institution, equipping with the professional internal audit team of the appropriate scale, reviewing the evaluation on the job performance of internal audit staff made by the Management, and approving the Company's internal audit system.

Article 36

The appointment, promotion, dismissal and remuneration of the person responsible for the internal audit department shall be proposed by the Company's HR Department and decided after submitting to the Audit Committee for deliberation and approval.

Article 37

The Audit Committee shall ensure the coordination between the Company's internal audit department and the external accounting firm; ensure that the internal audit department has sufficient resources for work, the appropriate permissions and status; and review and supervise the effectiveness of internal audit department.

Article 38

The Audit Committee shall approve the Company's annual internal audit plan, listen to the working report about the inspection and supervision on internal control, prepare the self-assessment draft report on internal control system and report to the Board of Directors for deliberation; review the annual working report of the internal audit department; supervise and guide the working and auditing methods and procedures of the internal audit department.

Article 39

The Audit Committee may authorize the internal audit department to perform the corresponding powers of the Audit Committee, including having the access to the Company's information, property and employees that are limited to the internal audit department with the written authorization of the Audit Committee for fulfilling the authorized functions; obtaining the assistance required by the employees of the internal department from the audit department; and obtaining assistance from other internal and external experts.

Article 40	The Audit Committee and the internal audit department shall jointly study and review the following matters through the full communication with the Management:

(1)	the difficulties encountered in the internal audit process, including whether there is any restriction on the scope of work, or failing to obtain the necessary information;

(2)	the formulation and revision of the scope of the internal audit plan;

(3)	the internal audit budget and the necessary employees.

Article 41	The Audit Committee and the person responsible for the internal audit department shall make separate discussions on the matters that both parties deem to be separately discussed.

Article 42

The Audit Committee shall ensure receiving, discussing and properly handling of the significant discoveries, suggestions of the internal auditors and the feedback from the Management, review the internal audit plan for the next year, ensure that the plan covers important risk areas and maintain an appropriate collaborative relationship with the external auditors.

Article 43

The Audit Committee shall supervise the internal audit department, ensuring that it shall not weaken the closely cooperation with other departments of the Company because of the independent role of internal audit work. In the fields that can add the working value, the internal audit department shall cooperate with other functional departments, share the skills and information, make the Company obtain greater benefits from improving the internal audit, risk management, internal control, corporate governance and other works.

External Audit

Article 44

As for the Article 22, the members of Audit Committee shall contact with the Board of Directors and the senior management staff. The Audit Committee shall meet with the auditors engaged by the Company at least twice annually.

Article 45

The Audit Committee shall obtain and review the reports on the following matters obtained from the accounting firm engaged by the Company at least once every year: the internal quality control procedures of the accounting firm, any significant problem involved in one or more independent audit(s) completed by the accounting firm found in the latest internal quality control & inspection, the industry peer review among the accounting firms in recent five years, any inquiries and investigations made any government or industry regulators, any procedures adopted to deal with any such problem and the relationship between the accounting firm and the Company.

The Audit Committee shall serve as the main representative of the Company to communicate with the accounting firm and shall be responsible for supervising the relationship between the two.

Article 46

The Audit Committee shall regularly review and audit the discovered problems and the response of the Management together with the accounting firm; study on the letters provided to the Management by the accounting firm, relevant important matters and suggestions and the response of the Management; and ensure that the Board of Directors makes timely response to relevant matters.

Article 47

The Audit Committee shall propose the appointment, reappointment or replacement of the accounting firm; evaluate the independence, qualifications and service quality of the accounting firm; study and approve the remuneration and terms of employment of the accounting firm; and deal with any matters related to the resignation or dismissal of accounting firm. The appointment, reappointment or replacement of the accounting firm must be submitted to the Company's Shareholders' General Meeting for deliberation after obtaining the approval from the Board of Directors.

Article 48

The Audit Committee shall review and coordinate the working scope and audit plan of the accounting firm and the Company's internal audit department, ensure the reasonableness of audit coverage and make the Company obtain the maximum benefits. As for the auditing and non-auditing activities related to the Company engaged by the accounting firm, the Audit Committee shall actively communicating with the accounting firm, obtain the reports involved in the Company's significant accounting policies and practices, important accounting judgments, off-balance sheet transactions, non-GAAP financial information measurement and other aspects.

Article 49

The Audit Committee shall formulate policies about the non-auditing services provided by the accounting firm and implement such policies. The Audit Committee shall report any action to be taken or any matter to be improved to the Board of Directors and put forward suggestions.

Article 50

The Audit Committee shall evaluate the work of the accounting firm engaged by the Company, review and supervise the independence, qualifications, working procedures, quality and results of the accounting firm, including inspecting and supervising whether the accounting firm is independent and objective and whether the auditing procedure is effective in accordance with the applicable standards. The Audit Committee shall discuss with the accounting firm on the nature and scope of audit and relevant reporting obligations before the start of the audit.

CHAPTER VI MEETINGS OF THE AUDIT COMMITTEE

Article 51

Meetings of the Audit Committee shall be held at least four times a year. Meetings of the Audit Committee shall be convened by the Director of Audit Committee by giving a notice to all members 7 days before the meetings are held. Meetings of the Audit Committee may be held only if more than half of the members (including any alternate member appointed in writing pursuant to the Company's Articles of Association) attend. Meetings are normally chaired by the Director of Audit Committee; in case the Director fails to attend the meeting, another member may be appointed to chair the meeting.

Article 52	The notice for the meeting of the Audit Committee shall be written in Chinese, if necessary, the English version can be attached, including at least the following information:

(1)	the date and place of meeting;

(2)	the manner to convene the meeting;

(3)	the matters (proposals) proposed to be reviewed;

(4)	the convener and host of the meeting, the relevant shareholder(s) who propose the extraordinary meeting and the written proposal;

(5)	the meeting materials required by the members to vote;

(6)	the requirements that the members shall personally attend the meeting or appoint other members to attend the meeting on behalf of them;

(7)	the receipt and the letter of authorization;

(8)	the agenda for the meeting;

(9)	the date to issue the notice;

(10)	the contact and the contact information.

Any member may waive the right to require the notice for the meetings of the Audit Committee.

Article 53

After the written notice for the regular meeting of the Audit Committee is issued, in case of changes in the time, place and other matters of the meeting, or adding, changing and cancelling the proposal for meeting, the written change notice shall be issued three days before the original meeting date, describing the situation and relevant contents and materials about the new proposals. If failed to issue the written change notice three days in advance, the meeting shall be postponed accordingly or held on the original meeting date after obtaining the consent of all participating members.

Article 54

The meetings of Audit Committee may include the closed-door meetings of the members and the meetings that shall be attended by the members of the Company's Board of Directors, the Board of Supervisors, the Management, the internal audit department, the accounting firm and other persons concerned upon invitation. The accounting firm engaged by the Company shall propose to convene the meeting of Audit Committee, if deemed necessary.

Article 55

The Audit Committee may require to hold a separate topic discussion meeting with the accounting firm engaged by the Company, or require to hold a separate topic discussion meeting with the Company's other directors and management staff, in order to facilitate exchange of views.

Article 56	The meeting of the Board of Directors in principle shall be held ay the Company's domicile.

Article 57

The regular meetings or extraordinary meetings of the Audit Committee shall be held by means of conference call or other forms of communication. In case of the conference call or meetings held by other forms of communication, if it is confirmed that the members may clearly listen to the speech of each other, all participating members shall be deemed as participating the meeting in person.

Article 58

The meetings of Audit Committee may be in the form of written meeting, but the written motions must be served by hand, mail or fax to every members for confirmation. The members shall send the voting opinions to the operating mechanism by hand, mail or fax within 7 days after receiving the written motions. The operating mechanism shall confirm the Audit Committee's results of the deliberations based on the received voting opinions and further form the resolutions of the meeting of Audit Committee.

Article 59

The members shall attend the meetings of Audit Committee personally in person. If any member is unable to attend the meeting, he or she shall review the meeting materials in advance, form the clear opinions and authorize other member to attend the meeting on behalf of him or her in written form. The power of attorney shall specify the names of the principal and the agent, the brief comments of the principal on each motion, the authorization scope of the principal and the hints for voting intention; the power of attorney shall be signed and affixed with seal of the principal. The members who attend the meeting on behalf of others shall excise the powers of members within the scope of authorization.

Special authorization shall be made in the power of attorney to authorize other members to sign on the written confirmation for the regular reports. Any authorized member shall submit the written power of attorney to the Director of meeting and specify the situation that he or she is authorized to attend the meeting on the attendance book. In case any member fails to attend the meeting of Audit Committee in person, or fails to appoint other member of Audit Committee to excise the rights on behalf of him or her, it shall be regarded as a waiver of rights.

Article 60

The operating mechanism of the Audit Committee shall be responsible for preparing the meeting materials of the Company's Audit Committee and must serve the meeting materials to every member for review by fax, mail, email or by hand 7 days before the meeting of Audit Committee is held. In case of special circumstances that the meeting materials can not be provided timely, the explanation shall be made in advance. If the members believe that the materials ate not enough, the supplementary materials maybe required.

Article 61

The officers from the operating mechanism of the Audit Committee shall make record for the on-site meeting. The members attending the meeting shall have the right to make descriptive records of their speeches at the meeting. The minutes of meetings of the meeting of Audit Committee shall be sent to all members in full as soon as possible. Any amendments and supplements made by the members to the meeting minute shall be report to the Director Member within 7 days after receiving the revised meeting minute in written form. The members and recorder attending the meeting shall sign on the finalized minute of the meeting. The complete copy shall be sent to every member and the Secretary to the Board of Directors as soon as possible. The original copy of the minute of the meeting of Audit Committee shall be kept by the special operating mechanism of the Audit Committee for at least 10 years. The meeting record may be the recording during the whole process of the meeting.

Article 62	The meeting records shall include the following contents:

(1)	the method, date and place to convene the meeting and the name of the chairman and the host of the meeting;

(2)	the issuance of meeting notice;

(3)	the names of the participating members and the names of members who attend the meetings of Audit Committee on behalf of other members (agents);

(4)	the meeting agenda;

(5)	the proposals under the deliberation of the meeting; each member's main points and opinions in the speech about relevant matters; the voting intention on the proposals;

(6)	the voting methods and results of each proposal (specifying the specific number of the affirmative voting, negative voting and negative voting and waive);

CHAPTER VII SUPPLEMENTARY PROVISIONS

Article 63	These Rules shall be effective from the date when it is adopted by a resolution of the Board of Directors.

Article 64	The provisions of relevant laws and regulations, normative documents, the Listing Rules and the Articles of Association shall apply to the matters not covered in These Rules.

Article 65	The right to interpret These Rules shall belong to the Board of Directors.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary